Exhibit 99.2

2024 Annual Report and Notice of Annual General Meeting

Hong Kong, Shanghai, & Florham Park, NJ — Monday, April 7, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that its 2024 Annual Report, together with the Notice of Annual General Meeting and the Form of Proxy (“AGM Materials”), will be posted on April 8, 2025 to those shareholders who have elected to receive the AGM Materials in printed form. The documents can also be accessed from the HUTCHMED website (www.hutch-med.com).

The 2025 Annual General Meeting (“AGM”) will be an electronic/hybrid meeting to be held at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 13, 2025 at 4:00 pm Hong Kong Time (9:00 am London Time), with online access through an online platform as detailed in the AGM Materials.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500